Mail Stop 6010

February 5, 2007

Lee-Lean Shu
President and Chief Executive Officer
GSI Technology, Inc.
2360 Owen Street
Santa Clara, CA 95054

> **Re: GSI Technology, Inc.**
> **Registration Statement on Form S-1 filed January 10, 2007**
> **Registration No. 333-139885**

Dear Mr. Shu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

2.   Please provide us with copies of the industry reports you cite in your prospectus. Clearly mark the relevant sections that support the data you have included in your prospectus and the page number of your prospectus where such data has been used. Also tell us whether the sources of the cited data have consented to your use of their names and data and

>whether any of the reports were commissioned by you or prepared specifically for your use.

Prospectus Cover Page

3.   Please remove the caption "Joint Book-running Managers" in order to comply with the staff's long standing position on cover page content.

Table of Contents

4.   We note that the first sentence in the paragraph following your table of contents cautions investors that they "should rely only on the information contained in this prospectus." Please consider whether this statement, in its current form, is consistent with your ability to use free writing prospectuses.

Prospectus Summary, page 1

5.   Please provide us with the basis for your belief that your company is a "leading provider" of "Very Fast" SRAM products. In this regard, we note your disclosure that Gartner Dataquest estimates that the Very Fast SRAM segment of the market will be greater than $1.0 billion in 2007. Based on that market size, and considering your historical revenues, it would appear that you have less than a 10% market share. If so, please clarify how you have defined your leadership position.

6.   In the second paragraph, please also disclose your reliance on a small number of OEMs, particularly Cisco Systems, for a significant portion of your historical revenues.

Risk Factors

We could become subject to claims and litigation…, page 7

7.   We note your disclosure that in 2002 you settled patent litigation filed against you by a competitor and obtained a license from that competitor. Please disclose if you had to pay a license fee or on-going royalty payments in order to obtain the license.

If we do not successfully develop new products…, page 12

8.   We note your disclosure that "the networking and telecommunications markets are rapidly evolving and new standards are emerging." In an appropriate location in your prospectus, please characterize the predominance of products based on SRAM in the networking and telecommunications markets in which you compete. If there are other existing or emerging technology standards other than SRAM that address the markets in

Lee-Lean Shu
GSI Technology, Inc.
February 5, 2007
Page 3

      which you compete, please include appropriate disclosure, including any appropriate risk
      factor disclosure.

Capitalization, page 23

9.   Please revise to remove the caption relating to cash and cash equivalents from your
      presentation of capitalization.

Management's Discussion and Analysis

Overview, page 29

10.   We note that a significant portion of your sales are made to the direct customers indicated
      in the table on page 30. If any of your direct customers have, or are anticipated to have,
      proprietary products that would compete with the products that you are selling through
      those direct customers to OEMs please include appropriate disclosure, including any
      appropriate risk factors.

11.   We note your disclosure that purchases by Cisco Systems ranged from approximately
      27% to 32% of your net revenues in each of the past three fiscal years and in the six
      months ended September 30, 2006. If known, please disclose any discernable trends in
      the amount of purchases by Cisco Systems during these periods.

12.   We note from your disclosure under "Products" on page 50 that you continue to offer
      legacy products for longer periods of time than your competitors. If material, please
      provide management's analysis of how this aspect of your business strategy affects your
      average selling prices, gross margins and cash flows from operating activities.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005, page 33

Cost of Revenues, page 33

13.   We note in fiscal year 2006 you wrote off $900,000 in inventory as a result of an
      assembly error at one of your suppliers. Please disclose the ultimate disposition of the
      impaired inventory. Explain how and when these items were disposed. When by sale,
      please disclose the impact on gross margins where significant. Quantify any remaining
      balances on hand at September 30, 2006 and indicate how and when you expect to
      dispose of them.

Business

Customers, page 53

14.   We note the last paragraph on page F-9 of the financial statement footnotes. Expand the disclosure here to identify each major customer who accounted for 10% or more of revenues for each of the last three years.

Intellectual Property, page 56

15.   We note your disclosure that you hold three United States patents. Please disclose the importance, and the duration and effect, of the patents that you hold. Refer to Item 101(c)(iv) of Regulation S-K.

Management

Director Compensation, page 61

16.   Please revise to disclose the amount of cash compensation to be paid to your non-employee directors pursuant to your policy which will become effective upon the completion of your offering.

Principal and Selling Stockholders, page 70

17.   Once you have identified the selling stockholders, please tell us whether any such selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless those shares were received as compensation for underwriting activities. If any selling stockholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representations in the prospectus:

- the seller purchased in the ordinary course of business; and

- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Financial Statements

18.   Please update the financial statements when required by Rule 3-12 of Regulation S-X. Also, include an updated accountant's consent in any amended filings.

Note 1. The Company and Summary of Significant Accounting Policies, page F-8

Unaudited pro forma stockholder's equity, page F-8

19.   We note on page 74, that the preferred stock will be converted provided that "the aggregate offering price of the shares offered in this offering equals or exceeds $10,000,000." Please reconcile this with your disclosure on page F-8. If your offering range does not exceed $10,000,000, the pro forma adjustment for the conversion into common stock will not be accurate. Please advise.

Note 4. Related Party Transactions, page F-17

20.   Related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S-X. In this regard, revise to disclose separately the transactions with HolyStone Enterprises or advise us why this disclosure is not necessary.

Note 10. Stock Options, page F-23

21.   Provide us with an itemized chronological schedule detailing each issuance of your ordinary shares, preferred shares and stock options by the company or principal stockholder since January 2006 through the date of your response. Include the following information for each issuance or grant date:

*   number of shares issued or issuable in the grant;

*   purchase price or exercise price per share;

*   any restriction or vesting terms;

*   management's fair value per share estimate;

*   how management determined the fair value estimate;

*   identity of the recipient and relationship to the company;

*   nature and terms of any concurrent transactions with the recipient; and

*   amount of any recorded compensation element and accounting literature relied upon.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s). We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Part II of Registration Statement

Item 15 – Recent Sales of Unregistered Securities – Page II-1

22.   Please state the weighted average exercise prices for each of the three years.

Item 17 – Undertakings, page II-3

23.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Exhibits

24.   Please file all other required exhibits with the next amendment to your registration statement, and allow sufficient time for staff review.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Dennis C. Sullivan, Esq.